Exhibit 5.1

Exhibit 23.1

One American Center
600 Congress
Suite 1900	December 1, 2014
Austin, TX 78701

P.O. Box 1149
Austin, TX 78767

p: 512.744.9300
f: 512.744.9399
www.dwmrlaw.com

El Paso Electric Company

Stanton Tower

100 North Stanton Street

El Paso, Texas 79901

Ladies and Gentlemen:

We have acted as special Texas counsel for El Paso Electric Company, a Texas corporation (the “Company”), with regard to matters of Texas law in connection with the issuance and sale (the “Issuance”) by the Company on December 1, 2014 of $150,000,000 in aggregate principal amount of 5.000% Senior Notes due December 1, 2044 (the “Securities”) pursuant to an Underwriting Agreement dated November 24, 2014, which incorporates the provisions of the Company’s Underwriting Agreement Standard Provisions attached thereto, among the Company and J.P. Morgan Securities LLC and Mitsubishi UFJ Securities (USA), Inc., acting on behalf of the underwriters named in the Underwriting Agreement. The Securities were (i) issued pursuant to an indenture dated as of May 1, 2005 between the Company and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.) as successor to JPMorgan Chase Bank, National Association, as Trustee, as supplemented by First Supplemental Indenture dated May 19, 2008, and as further supplemented by Securities Resolution No. 4 dated December 1, 2014 (including the terms of the Securities established thereunder, the “Indenture”), (ii) registered under the Company’s Registration Statement on Form S-3 No. 333-198989, filed with the Securities and Exchange Commission on September 26, 2014 and automatically effective upon filing, including the documents incorporated by reference therein, and (iii) described in the Company’s Prospectus dated September 26, 2014, as supplemented by a Prospectus Supplement dated November 24, 2014 relating to the Securities, including the documents incorporated therein by reference.

We, as the Company’s special Texas counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of the Securities, the Indenture, resolutions of the board of directors of the Company, and such other documents, corporate records, certificates of public officials, and other instruments as we have deemed necessary for the purposes of rendering this opinion letter.

December 1, 2014

As to certain factual matters material to the opinions hereinafter expressed, we have, when relevant facts were not independently established by us, relied (where such reliance is reasonable), without objection by you, on representations contained in certificates of the Company or its officers and/or directors, on certificates of public officials, and on representations made by the Company in the Indenture or other applicable documents.

We have assumed, without objection by you and without investigation, (i) the due execution and delivery, pursuant to due authorization, of all the documents (other than, with respect to the Company, the Indenture and the Securities) relevant to the Issuance by each party thereto; (ii) that each document relevant to the Issuance constitutes the legally valid and binding obligation of each party thereto, enforceable against each party in accordance with its terms; (iii) that each party (other than the Company) has the full power, authority, and legal right, corporate or other, to enter into and perform its obligations under all documents relevant to the Issuance; and (iv) that each party (other than the Company) is duly formed, validly existing, and in good standing under the laws of its jurisdiction of formation. We further assume, without objection by you and without investigation, that all conditions precedent with regard to the legal and valid execution and delivery of and performance under the documents that we have examined (other than, with respect to the Company, the execution and delivery of the Indenture and the Securities) and the documents relevant to the Issuance by each party thereto have been made or satisfied or have occurred and are in full force and effect. Any reference to “documents relevant to the Issuance” herein includes all documents and instruments executed, filed, or issued on or prior to the date of this opinion letter that relate to the Issuance of the Securities or any additional transactions contemplated thereby, as well as any documents and instruments to be executed, filed, or issued in the future in connection with the Issuance of the Securities or any additional transactions contemplated thereby.

We have also examined originals or copies of such agreements and other instruments, documents, and records as we have deemed relevant and necessary as a basis for the opinions expressed below. We have assumed, without objection by you and without investigation, the genuineness of all signatures (other than those in the Indenture and the Securities on behalf of the Company), the authenticity and completeness of all documents submitted to us as originals, including, without limitation, the Indenture and the Securities, and the completeness and conformity with originals of all documents submitted to us as copies.

December 1, 2014

Opinions

On the basis of the foregoing, we advise you that, in our opinion:

1.	The Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Texas.

2.	The Indenture has been duly authorized, executed, and delivered by the Company.

3.	The Securities have been duly authorized, executed, issued, and delivered by the Company.

Additional Assumptions and Qualifications

A.    In each instance in this opinion in which we state that we have made certain assumptions, we wish to advise you that we have no knowledge of any inaccuracy of any such assumption. As used in the immediately preceding sentence, the word “knowledge” means actual conscious awareness, on the date hereof, on the part of those lawyers in our firm having primary responsibility for the matters covered by this opinion letter.

B.    We have not acted as general counsel to the Company, and our opinions relating to matters about the Company are solely based on information provided to us by the Company, which we have not independently investigated, and information we have obtained from third-party sources, which we believe to be reliable but have not independently investigated.

C.    We express no opinion except as expressly provided herein and our opinions are as of the date hereof and are based, in each case, upon existing laws and regulations effective as of the date hereof and assume the application of such laws and regulations to events that may occur after the date of this letter, and we undertake no obligation (i) to advise you of changes that may come to our attention or that become effective after the date hereof or (ii) to withdraw, reissue, or supplement the opinions expressed herein as a result of any subsequent change to relevant facts or applicable law or any discovery by us that any assumption or factual conclusion set forth in this letter was incorrect as of the date hereof. Moreover, in connection with our opinions, we have not reviewed or considered, and are not rendering any opinions on or with respect to, any proposed or pending local, state, or federal rules, regulations, or legislation as to their possible impact on the Issuance of the Securities.

December 1, 2014

D.    We are members of the Bar of the State of Texas and the foregoing opinions are limited to the laws of the State of Texas.

We hereby consent to the filing of this opinion letter as an exhibit to the Company’s 8-K to be filed on or about December 1, 2014. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion letter is rendered solely to you in connection with the above matter and may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Duggins Wren Mann & Romero, LLP